EXHIBIT 12.1
SEMPRA ENERGY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

	2010	2011	2012	2013	2014
Fixed charges and preferred stock dividends:
Interest	$492	$549	$601	$620	$636
Interest portion of annual rentals	3	2	2	2	3
Preferred dividends of subsidiaries (1)	11	10	6	6	1
Total fixed charges	506	561	609	628	640
Preferred dividends for purpose of ratio	-	-	-	-	-
Total fixed charges and preferred dividends for purpose of ratio	$506	$561	$609	$628	$640
Earnings:
Pretax income from continuing operations before adjustment for income or loss from equity investees	$1,078	$1,747	$1,255	$1,399	$1,443
Add:
Total fixed charges (from above)	506	561	609	628	640
Distributed income of equity investees	260	96	50	51	61
Less:
Interest capitalized	74	27	53	23	40
Preferred dividends of subsidiaries (1)	11	10	6	6	1
Total earnings for purpose of ratio	$1,759	$2,367	$1,855	$2,049	$2,103

Ratio of earnings to combined fixed charges and preferred stock dividends	3.48	4.22	3.05	3.26	3.29

Ratio of earnings to fixed charges	3.48	4.22	3.05	3.26	3.29

(1)	In computing this ratio, “Preferred dividends of subsidiaries” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.